UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Barinthus Biotherapeutics Plc

(Name of Issuer)

American Depositary Shares, each representing one ordinary share

(Title of Class of Securities)

91864C107

(CUSIP Number)

October 7, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of the securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 91864C107

(1)	Names of Reporting Persons. Frank W. Cawood I.R.S. Identification Nos. of above persons (entities only).
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	(5) Sole Voting Power 1,522,393
(6) Shared Voting Power 820,377
(7) Sole Dispositive Power 1,522,393
(8) Shared Dispositive Power 820,377
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,342,770
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
(11)	Percent of Class Represented by Amount in Row (9) 5.9%, based on 39,414,722 ordinary shares outstanding as of August 1, 2024.
(12)	Type of Reporting Person (See Instructions) IN

(1)	Includes 1,122,633 shares owned directly by the Reporting Person and 399,760 shares owned through a retirement account.

(2)	Includes 151,798 shares owned by the Reporting Person’s spouse through a retirement account and 668,579 shares owned by The Cawood Foundation, Inc., a non-profit corporation of which the Reporting Person is an affiliate.

CUSIP No. 91864C107

Item 1.

(a)	Name of Issuer:

Barinthus Biotherapeutics Plc

(b)	Address of Issuer’s Principal Executive Offices:

Unit 6-10, Zeus Building Rutherford Avenue,

Harwell, Didcot, OX11 0DF

United Kingdom

Item 2.

(a)	Name of Person Filing:

Frank W. Cawood (the “Reporting Person”)

(b)	Address of Principal Business Office or, if none, Residence:

600 Edgewater Drive

Unit 402

Dunedin, FL 34698

(c)	Citizenship:

Frank W. Cawood is a citizen of the United States of America.

(d)	Title of Class of Securities:

American Depository Shares, each representing one ordinary share, nominal value £0.000025 per share

(e)	CUSIP Number:

91864C107

Item 3.

Not applicable.

Item 4. Ownership.

(a)	Amount beneficially owned: 2,342,770

(b)	Percent of class: 5.9% (based on 39,414,722 ordinary shares, nominal value £0.000025 per share, outstanding as of August 1, 2024)

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 1,522,393

(ii)	Shared power to vote or to direct the vote: 820,377

CUSIP No. 91864C107

(iii)	Sole power to dispose or to direct the disposition of: 1,522,393

(iv)	Shared power to dispose or to direct the disposition of: 820,377

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable

Item 8. Identification and Classification of Members of the Group.

Not Applicable

Item 9. Notice of Dissolution of Group.

Not Applicable

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 15, 2024	/s/ Frank W. Cawood
Frank W. Cawood